

January 16, 2020

H. Michael Krimbill
Chief Executive Officer
NGL Energy Partners LP
6120 South Yale Avenue
Suite 805
Tulsa, Oklahoma 74136

> **Re: NGL Energy Partners LP**
> **Registration Statement on Form S-4**
> **Filed January 9, 2020**
> **File No. 333-235869**

Dear Mr. Krimbill:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Morris at (202) 551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Mike O'Leary, Esq.